Exhibit 1.3

SECRETARY’S CERTIFICATE

OF

ARB IOT Group Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Secretary of ARB IOT Group Limited (the “Company”) DO HEREBY CERTIFY that the following are:

i.	a Special Resolution passed by the Members of the Company on 14th May 2025, which became effective on 2nd June 2025 with the Range (as defined in the special resolution) approved by the board of directors of the Company in the Board Resolution (as defined below), and that such resolution has not been modified:

Special Resolution

The Chairman put the resolution to the Meeting and, IT WAS RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) a share consolidation of the Company’s issued and unissued Ordinary Shares, par value US$0.0001 each be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this Range to be determined by the Board in its sole discretion within 365 calendar days after the date of passing of these resolutions; and

(b) and in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

www.verify.gov.ky File#: 387871	Filed: 03-Jun-2025 14:33 EST Auth Code: C09962634041

ii.	an extract of a board resolution passed by the directors of the Company on 14th May 2025 (the “Board Resolution”) approving the Range (as defined in the Special Resolution above) and effective date of the Special Resolution stated in i. above, and that such resolutions have not been modified:

Board Resolution

RESOLVED, that effective 8:00 a.m. (Eastern Time) on Monday, May 26, 2025, or as soon thereafter as practicable, each fifteen (15) issued and unissued Ordinary Shares shall be combined into one (1) Ordinary Share of the Company (the “Share Consolidation”), without any further action by the holders of existing issued and outstanding Ordinary Shares; and be if further

RESOLVED, that as a result of such Share Consolidation the authorized share capital of the Company shall be amended from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each to US$50,000 divided into 33,333,333 shares of a par value of US$0.0015 each; and be it further

RESOLVED, that it is in the best interests of Company and shareholders that any fractional new share par value US$0.0015 (“New Ordinary Shares”) that would otherwise be issued to a holder as a result of the Share Consolidation will be rounded up to the nearest whole New Ordinary Share; and be it further

/s/ Rowan Wu
Rowan Wu
for and on behalf of
Conyers Trust Company (Cayman) Limited
Secretary

Dated this 2nd day of June 2025

www.verify.gov.ky File#: 387871	Filed: 03-Jun-2025 14:33 EST Auth Code: C09962634041